Mail Stop 3561

January 3, 2008

Via Fax & U.S. Mail

Mr. Patrick J. Ottensmeyer
Chief Financial Officer
Montes Urale, 625
Lomas de Chapultepec
11000 Mexico, D.F. Mexico

Re: Kansas City Southern de Mexico, S.A. DE C.V.
Form 10-K for the year ended December 31, 2006
Filed February 27, 2007
File No. 333-08322

Dear Mr. Ottensmeyer:

We have reviewed your response letter dated December 19, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

Statement of Changes in Stockholders' Equity, page 29

1. We have reviewed your response to our prior comment number 5 in which you explain why the $254,338 reflected in the consolidated statement of stockholders' equity for 2005 and described as "push down of additional basis from acquisition by shareholders" does not agree to the excess of the purchase price over the historical book value of assets of approximately $199.6 million as disclosed in Note 5. As your response indicates that this difference is due to subsequent purchase price adjustments resulting from the settlement arrangements with the Mexican government, please revise future filings to discuss the nature and amounts of the purchase price adjustments resulting from the settlement arrangements with the Mexican government. Refer to the disclosure requirements outlined in paragraph 51h of SFAS No.141.

Form 10-Q for the quarter ended September 30, 2007

Note 2. Settlement Agreement

2. We note from your response to our prior comment 8 that the settlement agreement represents primarily a change in the final purchase price as the liabilities were settled at amounts less than the amount originally recorded in the purchase price allocation. In light of the fact that your response indicates these liabilities represent certain post-closing contingencies and tax liabilities, please explain to us the nature of the tax liabilities and explain to us why you believe it was appropriate to record the $19.7 million adjustment to the purchase accounting assets rather than to current income. We believe that because the acquisition occurred more than one year prior to the time of the settlement, if the $19.7 million adjustment related to non-income tax liabilities, it should be reflected in income. Please revise accordingly or tell us why you believe your accounting is appropriate. Refer to the guidance outlined in paragraphs 40 and 41 of SFAS No. 141, and appendix F of SFAS No. 141.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief